Morgan, Lewis & Bockius LLP Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Sean Graber

Partner

215.963.5598

sean.graber@morganlewis.com

February 28, 2017

FILED AS EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Schroder Series Trust (“SST”)—Post Effective Amendment No. 95 (the “SST Amendment”) to the Registration Statement on Form N-1A (File Nos. 33-65632 and 811-7840) and Schroder Global Series Trust (“SGST” and together with SST, the “Trusts”)—Post Effective Amendment No. 45 (the “SGST Amendment”) to the Registration Statement on Form N-1A (File Nos. 33- 105659 and 811- 21364)

Dear Ms. Lithotomos:

On behalf of our client, SST and SGST, this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the SST Amendment and SGST Amendment.  Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser.  Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.                                      Comment.                                      Please confirm supplementally that an N-14 was filed.

Response.                                         On December 21, 2016, the Trusts filed a preliminary proxy statement with the SEC relating to the following three proposals to be considered by shareholders: (1) to elect Trustees of SST; (2) to elect Trustees of SGST; and (3) to approve amended and restated management contracts between Schroder Investment Management North America Inc. (“SIMNA”) and SST, on behalf of each of Schroder Emerging Markets Small Cap Fund, Schroder Short Duration Bond Fund and Schroder Long Duration Investment-Grade Bond Fund, for the purpose of removing sections relating to SIMNA’s provision and oversight of administrative services (collectively, the “Proposals” ).  After review and comment by the SEC staff, the Trusts filed a definitive proxy statement relating to the above Proposals on January 9, 2017.  At a shareholder meeting held on February 2, 2017, the Trusts’ shareholders approved the Proposals.

Form N-14 is used by registered investment companies to register shares under the Securities Act of 1933, as amended (the “1933 Act”), to be issued in connection with one or more of the following (1) a transaction of the type specified in Rule 145(a) under the 1933 Act1; (2) a merger in which a vote or consent of the security holders of the company being acquired is not required pursuant to applicable state law; (3) an exchange offer for securities of the issuer or another person; or (4) a public reoffering or resale of any securities acquired in an offering registered on Form N-14.  As stated above, the Proposals related to shareholder election of Trustees and to approve certain changes to SIMNA’s management contract with respect to certain Funds in SST.  As a result, the Trusts do not believe that the Proposals are of the type that require the Trusts to solicit shareholder approval of the Proposals via a N-14.

2.                                      Comment.                                      Please confirm that any referenced expense limitation agreements in the expense tables will be in effect for at least one year from the date of the prospectus.

Response.                                         The Registrant confirms that the contractual expense limitation agreement for each Fund will be in place for at least one year from the date of the prospectus.  To this end, the following disclosure can be found under the “Example” section in each Fund’s summary: “The Example is based, through February 28, 2019, on the Net Annual Fund Operating Expenses and, for all other periods, on Total Annual Fund Operating Expenses.”

3.                                      Comment.                                      Please confirm whether the Adviser would be able to recoup waived fees and/or reimbursed expenses.

Response.                                         The Trusts confirm that the Adviser is not able to recoup waived fees and/or reimbursed expenses.

4.                                      Comment.                                      For the Schroder Emerging Markets Small Cap Fund, please state the acquired fund fees and expenses (“AFFE”) in the expense table.

Response.                                         The Fund’s  AFFE was  less than 0.01% of the Fund’s average net assets during its past fiscal year and, accordingly, the amount of AFFE has been included in the  “Other Expenses” line of  the Fund’s fee table as permitted by Form N-1A.

5.                                      Comment.                                      For the Schroder Emerging Markets Small Cap Fund, and any other Fund that is using an index to define the market capitalization range of companies that the Fund may

1  Rule 145(a) provides that it applies to transactions in which “there is submitted for the vote or consent of such security holders a plan or agreement . . .” for certain defined types of reclassifications, mergers or consolidations, or transfers of assets.  As explained in the Preliminary Note to Rule 145, “[t]he thrust of the Rule is that an ‘offer,’ ‘offer to sell,’ ‘offer for sale,’ or ‘sale’ occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”   The Trusts do not believe that the Proposals come within the scope of Rule 145(a) under the 1933 Act.

invest in as part of its 80% investment policy, please include the current market cap range for the applicable index.

Response.                                         In response to this comment, the following has been added to the Schroder Emerging Markets Small Cap Fund’s principal investment strategy disclosure:

The market capitalization range of the MSCI Emerging Markets Investable Market Index was $42.7 million to $168.4 billion, as of January 31, 2017, and is expected to change frequently.

Please note that the Schroder Emerging Markets Small Cap Fund is the only Fund that includes an index to define the market capitalization range of companies that the Fund may invest in as part of its 80% investment policy.

6.                                      Comment.                                      With regard to the Schroder Emerging Markets Small Cap Fund and any other Fund counting its investments in derivatives towards the satisfaction of the 80% policy, please measure derivatives by mark-to-market value not notional value.

Response.                                         For purposes of determining compliance with its Rule 35d-1 policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a Fund will count only the market value of a derivative instrument toward its Rule 35d-1 policy. However, consistent with the purposes of Rule 35d-1, the Trusts reserve the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with a Fund’s name.

7.                                      Comment.                                      If a Fund may engage in active and frequent trading of portfolio securities, please provide corresponding risk disclosures.

Response.                                         The Registrant confirms that each Fund’s summary risk disclosure and risk disclosure included pursuant to Item 9 of Form N-1A includes a “Portfolio Turnover Risk” factor.

8.                                      Comment.                                      Please revise the Funds’ derivatives risk disclosures to provide a discussion of the risks associated with the different types of derivatives that the Funds may invest in (i.e., forwards and swaps).

Response.                                         The Trusts believe that each Fund’s current “Derivatives Risk” disclosure discusses the principal risks associated with the different types of derivatives used as part of that Fund’s principal investment strategies. In response to this comment, the Trusts have included a specific reference to the specific types of derivatives that are principally used by a Fund in such Fund’s summary “Derivatives Risk” paragraph.

9.                                      Comment.                                      Please confirm that the Trusts filed the SST Amendment and SGST Amendment to disclose the shareholders’ election of a new Board and not to disclose material changes to any of the Funds’ principal investment strategies.  If the SST Amendment and SGST Amendment were filed to disclose material changes to any of the Funds’ principal investment strategy, please highlight those changes and file them with the SEC.

Response.                                         The Trusts confirm that the SST Amendment and SGST Amendment were filed  to reflect the necessary changes to the Trusts’ registration statements as a result of the expected shareholder approval of the Proposals.  The Trusts confirm that no material changes were made to any of the Funds’  principal investment strategies.

10.                               Comment.                                      Please update the registration statements to reflect the results of shareholder vote held on February 2, 2017 and the new trustees appointed to the Board of Trustees.

Response.                                         The requested change has been made.  In addition, on February 10, 2017, the Trusts filed supplements to the Trusts’ registration statements to reflect the results of the February 2, 2017 shareholding meeting.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
Sean Graber